Exhibit 21.1

Subsidiaries	Jurisdiction of Organization

Del Pharmaceuticals, Inc.	Delaware

DLI International Holding I Corp.	Delaware

DLI International Holding II Corp.	Delaware

Del Professional Products, Inc.	Delaware

565 Broad Hollow Realty Corp.	New York

Sally Hansen, Inc.	New York

Del International, Inc.	New York

Del Laboratories (Canada), Inc.	Canada

Del Pharmaceutics (Canada), Inc.	Canada

Laboratorios Del de Mexico, S.A., de C.V.	Mexico

Del Pharmaceuticals Limited	United Kingdom

Del Laboratories U.K. Limited	United Kingdom